                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        Media and Entertainment.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58439U 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Mr. Winston Johnson 1201 W 5th
                                 Street, #F-100
                              Los Angeles, CA 90017
                                 (213) 534-3752
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 July 18, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box. |_|

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 7 Pages)

CUSIP No. 58439U 10 2                   13D                    Page 2 of 7 Pages

-------------------------------------------------------------------------------------------------------------
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

   Winston Johnson
   ----------------------------------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group
                                                                                                 (a) [ ]
                                                                                                 (b) [ ]
-------------------------------------------------------------------------------------------------------------
3) SEC Use Only


4) Source of Funds

   OO
-------------------------------------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

-------------------------------------------------------------------------------------------------------------
6) Citizenship or Place of Organization

   California, United States of America
-------------------------------------------------------------------------------------------------------------
                             7) Sole Voting Power
                                2,000,000
                             --------------------------------------------------------------------------------
Number of                    8) Shared Voting Power
Shares
Beneficially                    28,000,000
                             --------------------------------------------------------------------------------
Owned by                     9) Sole Dispositive Power
Each
Reporting                       2,000,000
                             --------------------------------------------------------------------------------
Person With                  10) Shared Dispositive Power

                                 28,000,000
                             --------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

    30,000,000
    ---------------------------------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                                                [ ]
    ---------------------------------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

    65.9%
    ---------------------------------------------------------------------------------------------------------
14) Type of Reporting Person

    HC
    ---------------------------------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        Media and Entertainment.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   58439U 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Winsonic Holdings, Ltd.
                              One Wilshire Building
                         624 S. Grand Avenue, Suite 1100
                              Los Angeles, CA 90017
                                 (213) 534-3752
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  July 18, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box. |_|

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------------------------------------------
CUSIP No. 58439U 10 2                                    13D                                      Page 4 of 7 Pages
-------------------------------------------------------------------------------------------------------------------
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

   Winsonic Holdings, Ltd.
   ----------------------------------------------------------------------------------------------------------------
2) Check the Appropriate Box if a Member of a Group
                                                                                                 (a) [ ]
                                                                                                 (b) [ ]
   ----------------------------------------------------------------------------------------------------------------
3) SEC Use Only

   ----------------------------------------------------------------------------------------------------------------
4) Source of Funds

   OO
   ----------------------------------------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

   ----------------------------------------------------------------------------------------------------------------
6) Citizenship or Place of Organization

   California, United States of America
   ----------------------------------------------------------------------------------------------------------------
                             7) Sole Voting Power

                                0
                             --------------------------------------------------------------------------------------
Number of                    8) Shared Voting Power
Shares
Beneficially                    28,000,000
                             --------------------------------------------------------------------------------------
Owned by                     9) Sole Dispositive Power
Each
Reporting                       0
                             --------------------------------------------------------------------------------------
Person With                  10) Shared Dispositive Power

                                 28,000,000
-------------------------------------------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

    28,000,000
    ---------------------------------------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                                                 [ ]
    ---------------------------------------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

    61.5%
    ---------------------------------------------------------------------------------------------------------------
14) Type of Reporting Person

    HC
    ---------------------------------------------------------------------------------------------------------------

Item 1.    Security and Issuer.

           This statement (this "Statement") relates to the common stock, par value $0.001 per share ("Common Stock"), of Media and Entertainment.com, Inc., a Nevada corporation ("MEDE"). The principal executive offices of MEDE are located at 10120 S. Eastern Avenue, Suite 200, Las Vegas, Nevada 89052.

Item 2.    Identity and Background.

           (a) This Statement is being filed by Winston Johnson and Winsonic Holdings, Ltd., a California corporation ("Winsonic").

           (b) The address of Mr. Johnson is 1201 W 5th Street, #F-100, Los Angeles, CA 90017, and the address of Winsonic is One Wilshire Building, 624 S. Grand Avenue, Suite 1100, Los Angeles, CA 90017.

           (c) Mr. Johnson is the Chief Executive Officer of each of MEDE and Winsonic. Winsonic is a provider of communications network services and related equipment.

           (d) - (e) During the last five years, neither Mr. Johnson nor Winsonic has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

           (f) Mr. Johnson is a citizen of California and the United States. Winsonic is incorporated in California.

Item 3.    Source and Amount of Funds or Other Consideration.

           Certain revenue-generating contracts of Winsonic were assigned to MEDE in consideration of the purchase of 28,000,000 shares of Common Stock. In addition, Mr. Johnson individually acquired 2,000,000 shares of Common Stock in consideration of services rendered.

Item 4.    Purpose of Transaction.

           Except as otherwise described herein, neither Mr. Johnson nor Winsonic has any plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of MEDE or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving MEDE or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of MEDE or any of its subsidiaries, (d) any change in the present board of directors or management of MEDE, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (e) any material change in the present capitalization or dividend policy of MEDE ,
(f) any other material change in MEDE 's business or corporate structure, (g) any change in MEDE 's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of MEDE by any person,
(h) causing a class of securities of MEDE to be de-listed from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of MEDE to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated above.

           In consideration of services rendered, Mr. Johnson acquired 2,000,000 shares of Common Stock. In connection with the Stock Purchase Agreement and agreements ancillary thereto entered into by MEDE and Winsonic as of July 18, 2003, and pursuant to which the shares of Common Stock were acquired (the "Agreements"), Mr. Johnson became a director and Chief Executive Officer of MEDE and may be deemed to have become, indirectly through Winsonic, the beneficial owner of an additional 28,000,000 shares of Common Stock, or approximately 60% of the issued and outstanding shares of Common Stock on a fully-diluted basis in the aggregate. Mr. Johnson intends to assume control of the board of directors.

Item 5. Interest in Securities of the Issuer.

           (a) - (b) At the date of this statement, Mr. Johnson owns directly 2,000,000 shares of Common Stock and, indirectly through Winsonic, may be deemed to be the beneficial owner of an additional 28,000,000 shares of Common Stock. In the aggregate, this represents approximately 60% of the total number of the issued and outstanding shares of Common Stock on a fully-diluted basis. Mr. Johnson has the sole power to vote or direct the vote and dispose or direct the disposition of 2,000,000 shares and, indirectly through Winsonic, shared power to vote or direct the vote and dispose or direct the disposition of 28,000,000 shares. At the date of this statement, Mr. Johnson is the sole shareholder and director or Winsonic. The 28,000,000 shares of Common Stock acquired pursuant to the Agreements are held in escrow and subject to forfeiture under certain circumstances, and MEDE has agreed to register resale of the shares.

           (c) Except as described herein, neither Mr. Johnson nor Winsonic has effected any transaction in MEDE's Common Stock during the past 60 days.

           (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           Except as otherwise herein described, there exists no contract, arrangement, understanding or relationship (legal or otherwise) between Mr. Johnson or Winsonic and any other person or entity with respect to any securities of MEDE, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

           Notwithstanding the foregoing, the 28,000,000 shares acquired pursuant to the Agreements are held in escrow and subject to forfeiture under certain circumstances, and MEDE has agreed to register the resale of the shares, each as set forth in the Agreements filed as an exhibit hereto.

Item 7.    Material to be Filed as Exhibits.

           Stock Purchase Agreement, including Exhibit C (Registration Rights Agreement) and Exhibit D (Escrow Agreement).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       July 28, 2003
                                       ----------------------------------------
                                       (Date)


                                       /s/ Winston Johnson
                                       ----------------------------------------
                                       (Signature)

                                       Winston Johnson, individually and as
                                       Chief Executive Officer of
                                       Winsonic Holdings, Ltd.